Exhibit 99.01
Gamma-delta T cell engagers for the development of next-generation cancer therapeutics Corporate Presentation August 2023

Legal Disclosure: Forward-looking Statements 2 This presentation contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar terms and phrases. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors. These risk and uncertainties include, among other things, the potential use of our product candidates to treat various tumor targets; the timing and results of our research and development programs, preclinical studies and clinical trials, including the availability of data therefrom, expectations regarding enrollment in clinical trials, the timing of our clinical trial for LAVA-1207, and the submission of INDs or CTAs for our other product candidates; the expected safety profile of LAVA’s product candidates; our ability to develop and obtain regulatory approval for and commercialize any of our product candidates; the ability of low-dose interleukin-2 to increase the number of V9V2 T cells available for engagement by LAVA’s product candidates; the ability of LAVA’s collaborators to support or advance collaborations or our product candidates; any payments to us under our license agreement with Seagen or our agreements with our collaborators and our cash runway; our ability to leverage our initial programs to develop additional product candidates using our Gammabody® platform; and the risk that positive results in a preclinical study or clinical trial may not be replicated in subsequent trials or success in early stage clinical trials may not be predictive of results in later stage clinical trials. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward‐looking statements, see the "Risk Factors" section, as well as discussions of potential risks, uncertainties and other important factors, in the filings we make with the Securities and Exchange Commission from time to time. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements represent the Company’s views only as of the date of this presentation and do not represent its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. By attending this presentation, you acknowledge and agree that you are cautioned not to place undue reliance on any forward-looking statements, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company.

Pioneering Next-Generation Cancer Therapeutics

Proprietary Gammabody® platform

- Bispecific antibody platform to engage Vγ9Vδ2 T cells for highly specific tumor cell killing
  - Leverage the unique quality of Vγ9Vδ2 T cells to selectively kill tumor cells
  - Gammabody® combines potent tumor cell killing with no activation of suppressive regulatory T cells, low potential for on-target/off-tumor toxicity and cytokine release syndrome

Clinical stage company

- LAVA-1207 (PSMA) Phase 1/2a trial for mCRPC enrolling. Most recent data released at ASCO GU Feb 2023
  - Favorable safety profile to date, preliminary signs of anti-tumor activity were observed
- LAVA-051 (CD1d) Phase 1a no longer recruiting and will be discontinued after no patients remain on treatment
  - Trial showed favorable safety profile and initial anti-tumor activity in patients with relapsed and refractory chronic lymphocytic leukemia and multiple myeloma

Robust pipeline

- Seagen: licensed SGN-EGFRd2 (LAVA-1223) IND cleared
- Janssen: licensed undisclosed Gammabody® candidate; Onboarded June 2023
- LAVA-1266 (CD123) IND/CTA enabling activities ongoing, expected to be ready 1H 2024
- Multiple preclinical programs

Solid financials

- $112.4M (Q2 2023) in cash, cash equivalents and investments; cash runway into 2026

3
©LAVA Therapeutics 2023

Gammabody® Pipeline: Potential in Hematological and Solid Tumor Indications

Candidate	Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Anticipated Milestones & Recent Updates
LAVA-1207	PSMA	mCRPC					• Most recent data released: ASCO GU 1Q 2023 • Next data release expected within 12 months
LAVA-051	CD1d	MM CLL AML					• Enrollment has been discontinued • Complete Phase 1 clinical trial data to be presented when final patients end treatment
SGN-EGFRd2 (LAVA-1223)	EGFR	Solid Tumors			Seagen		• Licensed to Seagen 3Q 2022 • IND cleared • Phase 1 Study in Advanced Solid Tumors expected to begin 2023
Janssen Collaboration		undisclosed			Janssen		• Lead candidate selected by Janssen 2Q 2023
LAVA-1266	CD123	Hematologic Malignancies					• IND/CTA enabling activities ongoing, expected to be ready 1H 2024
LAVA-1278	CD40	Hematologic Malignancies					

Hematologic malignancy | Discontinued | Solid Tumor | Undisclosed

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

4

©LAVA Therapeutics 2023

Team Led by Experienced Leaders in the Biotech and Pharma Field



Steve Hurly, MSc, MBA
President & CEO

- 25+ years leadership experience in life sciences industry
- Seasoned drug developer and biotech strategist



Ton Adang, PhD
CDO

- Vast experience in drug development
- Extensive experience in product discovery and project management (e.g., KEYTRUDA)



Amy Garabedian, MSc, JD
General Counsel

- Extensive global, diversified legal and team building experience
- Almost 20 years practicing law, including over 15 years in the biotech and pharmaceutical industry



Robin Hume
SVP, Head of Regulatory Affairs

- 20+ years in global biopharmaceutical product and regulatory strategy experience
- Proven track record in early and late-stage drug development, approval, launch and commercialization



Charles Morris, MBChB, MRCP
CMO

- Medical oncologist, seasoned CMO with 25+ years of global oncology drug development
- Supported several approvals including including TREANDA® (bendamustine and Faslodex® (fulvestrant)



Fred Powell
CFO

- 20+ years of global CFO/leadership experience in biopharma
- Deep expertise across investor relations, finance, capital markets, operations and information technology



Hans van der Vliet, MD, PhD
CSO

- Inventor of LAVA's gamma-delta T cell engager platform
- Medical oncologist, extensive experience in preclinical and clinical research

©LAVA Therapeutics 2023

5

LAVA’s Proprietary Gammabody® Platform Bispecific Gamma-Delta T Cell Engagers

glofitamab (DLBCL) Approved in the US in 2023 Source: The Antibody Society Data as of May 31, 2023 ©LAVA Therapeutics 2023 7 • High expectations for T cell bispecific therapies driving significant development • 200+ bispecific antibodies in the clinic, 6 bsTCEs currently approved Enthusiasm for Bispecific T Cell Engagers 1 0 1 0 3 1 0 0 0 1 6 4 5 5 10 16 17 21 35 45 31 65 59 0 10 20 30 40 50 60 70 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 blinatumomab (B cell leukemia) Approved in the US in 2014 Approved in the EU in 2015 BiTE Triomab tebentafusp (uveal melanoma) Approved in the US in 2022 Approved in the EU in 2022 Number of bispecific antibodies Year bispecific antibody first entered the clinic mosunetuzumab (lymphoma) Approved in the US in 2022 Approved in the EU in 2022 Common LC bsAb DuoBody teclistamab (multiple myeloma) Approved in the US in 2022 Approved in the EU in 2022 Crossmab TCR-scFv fusion Crossmab epcoritamab (DLBCL) Approved in the US in 2023 DuoBody 2+1 Crossmab

• High expectations for targeted T cell therapies in cancer, but often: – Narrow therapeutic window: – Cytokine Release Syndrome – On-target/off-tumor-related toxicities – Activates immunosuppressive T cells – Sporadic efficacy in solid tumors therapeutic window therapeutic effect toxic effect ©LAVA Therapeutics 2023 8 Enthusiasm for Bispecific T Cell Engagers

• Selecting ‘tumor-specific’ targets • Step-dosing / subcutaneous dosing • Decreasing affinity for T cells • Masking/site-specific activation • Recruiting alternative effector cells • Address only narrow target range, and/or • Cumbersome, and/or • Strongly decrease potency ©LAVA Therapeutics 2023 9 Strategies for Widening the Therapeutic Window

Bispecific γδ T cell-engagers aim to harness innate & adaptive immunity

- Largest γδ-T cell subset in blood: (~90-95% of total γδ-T cells)
- Natural ability to recognize and kill tumor cells
- Presence of γδ T cells associated with improved outcomes in cancer patients
- Recognize tumors through phosphoantigen-BTN2A1/3A1 complex
- Consistent pro-inflammatory cytotoxic effector T cell population


Innate Immunity
Adaptive Immunity
monocyte-macrophage
basophil
dendritic cell
eosinophil
granulocyte
Mast cell
NK cell
γδ
γδ T cell
NK T cell
Regulatory T cell
CD4 T cell
CD8 T cell
B cell
Cytotoxic T cell
antibodies
Plasma cell

Adapted from Dranoff G., Nature Rev. Cancer 2004; 4: 11-22

10

©LAVA Therapeutics 2023

Systemic Activation of Vγ9Vδ2 T Cells Showed Promise

ex vivo **activation**


Tumor
cell transfer therapy
isolation of γδ T cells

in vivo **activation**

- Systemic activation and proliferation via treatment with Vγ9Vδ2 T cell-based therapy (synthetic phosphoantigens (BrHPP) / aminobisphosphonates ± low-dose IL-2)

Pre-Treatment | Post-Treatment



Lung metastases of RCC; adoptive transfer

Lymphoma; NBP / IL-2

- Clinical trials with *in/ex vivo* activation protocols showed promising objective responses and safety
- No signs of high grade cytokine release syndrome (CRS) as a result of Vγ9Vδ2 T cell activation

Early attempts with Vγ9Vδ2 T cell-based therapy showed promise, but efficacy may have been limited by systemic, non-tumor specific activation of Vγ9Vδ2 T cells and exhaustion

Kobayashi H et al., Cancer Immunol Immunother 2011; 60: 1075-1084
Wilhelm M et al., Blood 2003; 102: 200-206

©LAVA Therapeutics 2023

Off-the-Shelf Gammabody® Platform: Designed to Enhance Innate Tumor Recognition by Directing Vγ9Vδ2 T Cells to the Cancer Cells

Natural Activation Mechanism

Vγ9Vδ2 T cells recognize stress signals
TCR interacts with pAg-butyrophilin complex


Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
stress signal
butyrophilin
pAg
tumor cell

Gammabody® Designed to Provide Tumor Recognition to Trigger Vγ9Vδ2 T Cell-Mediated Immunity

Conditionally activate Vγ9Vδ2 T cells upon crosslinking with tumor associated antigen (TAA)

Retains recognition of natural stress signals


Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
Gammabody®
TAA
butyrophilin
stress signal
pAg
tumor cell

LAVA's Gammabody® designed ti directs Vγ9Vδ2 T cells to tumors to induce direct tumor cell killing with high potency and has the potential to trigger a cascade of anti-cancer immune responses while retaining tumor selectivity

©LAVA Therapeutics 2023
12

Cascade of Anti-Cancer Responses – Potential Translation to Favorable Therapeutic Window

Efficacy:

- Potent killing of cancer cells (EC_{50}s in the low picomolar range)
- No co-activation of immune-suppressive Tregs which dampen antitumor efficacy of cytotoxic T cells
- Orchestrate innate and adaptive immune responses, potentially resulting in potent and durable responses
- Activity against hematologic malignancies and solid tumors, including immunologically "cold" tumors
- Potential for expansion of Vγ9Vδ2 T cells can result in an increased number of anti-tumor Vγ9Vδ2 T cells in the tumor


POTENT KILLING
γδ
EC50 in the low picomolar range
EXPANSION
BROAD IMMUNE ACTIVATION
B
NK
ANTIGEN PRESENTATION
γδ
αβ
OVERALL SURVIVAL
1.0
0.8
0.6
0.4
0.2
0.0
5
10
15
20
25
30

Safety:

- Conditional activation with high accuracy
- Greatly reduced potential for cytokine release syndrome (CRS); No evidence of CRS in NHP studies

Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22
Kabelitz D et al., Cell Mol Immunol 2020; 17: 925–939

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©LAVA Therapeutics 2023

Expansion & Cascade Response Without Treg Activation in Preclinical Models

Expansion


Gammabody™ - Mediated
Expansion of Vγ9Vδ2 T Cells
γδ T cell expansion
80
60
40
20
0
no bsTCE
CD1d Gammabody™
CD40 Gammabody™
0 Days
4 Days
7 Days

Cascade Response


PBMC
+ tumor
+ tumor + EGFR Gammabody®
N=4; *: p<0.05, **: p<0.01
CD25 expression (%)
60
40
20
0
**
*
*
*
0.17
Vγ9Vδ2 T cells
CD4+ T cells
CD8+ T cells
CD56dimCD16+ NK cells
CD56+CD16- NK cells

No Treg Activation


Activation of regulatory T cells
CD69 expression (%)
100
80
60
40
20
0
**
*
*: p<0.05
**: p<0.01
A431 + - + + + + +
Treg - + + + + + +
EGFR-CD3 TCE - - - - - 1 50 nM
EGFR Gammabody™ - - - 1 50 - - nM

Gammabody® can induce robust gamma delta T cell expansion and can amplify the anti-tumor immune response via downstream activation of other immune cells while avoiding co-activation of immunosuppressive T cells such as Tregs

Data on file: LAVA Therapeutics N.V.
©LAVA Therapeutics 2023
14

Gammabody® Can Selectively Kill Cancer Cells While Sparing Healthy Cells in Hematologic Malignancy and Solid Tumor models

CD20 Gammabody® Mediated Killing



CD20 gamma-delta bsTCE
Killing of target cells (%)
100
80
60
40
20
0
0
10⁻⁵
10⁻³
10⁻¹
10¹
10³
10⁵
10⁷
[LAVA compound] (log pM)
C1R tumor cells
B cells
C1R tumor cells only
B cells only
C1R tumor cells + γδ-T cells only
EC50 C1R tumor cells = 0.043 pM

- 2:1 ratio (γδ T cells : Target cells)
- Similar CD20 expression levels on C1R neo and B-cells

PSMA Gammabody® Mediated Killing



***
% living cells
100
75
50
25
0
Prostate Cancer
Normal Prostate
Medium
+ PSMA Gammabody™
+ Vγ9Vδ2 T cells
+ Vγ9Vδ2 T cells
+ PSMA Gammabody™
*** p<0.001

Preferential killing of cancer versus healthy cells demonstrated *in vitro* and *ex vivo*;
May prevent on-target/off-tumor mediated toxicity and allow for targeting of widely expressed tumor associated antigens

Data on file: LAVA Therapeutics N.V.

©LAVA Therapeutics 2023

15

LAVA-1207 Gammabody® Designed to Activate V9V2 T Cells by Targeting PSMA for the Treatment of mCRPC

LAVA-1207: PSMA-targeting Gammabody® for Prostate Cancer Format • Contains a Fc domain for extended plasma half-life; silenced to avoid off-target T cell activation • Small size (compared to regular IgG antibodies) to facilitate tumor penetration Mechanism of Action • Specifically directs V9V2 T cells to PSMA-expressing tumor cells – PSMA is a well-validated tumor target • Mediates potent killing of PSMA-positive tumor cells • Preclinical data support mechanism of action, anti-cancer activity & selectivity Status • Phase 1/2a trial in mCRPC; patient recruitment ongoing (NCT05369000) Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 17 10 -3 10 -2 10 -1 10 0 10 1 10 2 10 3 10 4 0 50 100 150 concentration LAVA-1207 (pM) % specific killing PC-3 (PSMA-neg) LNCaP (PSMA-high) LNCaP-PSMA KO

Prostate Cancer Epidemiology

Prostate Cancer

- Most frequently diagnosed cancer in males (estimated 288,300 in the United States in 2023)
- Second leading cause of cancer deaths in males (estimated 34,700 in the United States in 2022)
- ~50,000 prevalent cases mCRPC
- 5-year survival mCRPC ~30%
- Est. CRPC market value ~$11 billion in 2023

PSMA

- Overexpressed in >90% prostate cancers; low expression normal tissues
- Increased expression mCRPC vs CSPC
- Higher levels negatively correlated with survival outcomes
- Clinically validated - Pluvicto (lutetium-177-PSMA-617 radioligand) FDA approved March 2022

Cancer.Net®
FMI (Future Market Insights)
©LAVA Therapeutics 2023
18

mCRPC – Existing Treatment Options



1L (~30,000)
Docetaxel or androgen receptor pathway inhibitor (ARPI) (abiraterone, enzalutamide)
2L (~20,000)
Docetaxel or ARPI
(depending on prior treatment)
3L+ (~10,000)
Cabazitaxel,
lutetium-PSMA,
sipuleucel-T
PARPi's monotherapy or in combination in BRCAmut +ve

19

©LAVA Therapeutics 2023

PSMA-Selected Targeted Agents Landscape

Drug	Study	Patient Population	N	Clinical Results	Common Adverse Events	Current Status
PSMA-targeted radioligands						
^{177}Lu-PSMA vs BSOC	VISION	mCRPC post 1+ ARPI and 1+ taxane	551 vs 280	ORR: 30 vs 2% PSA50: 46 vs 7 % Median OS: 15.3 vs 11.3 mo Median rPFS: 8.7 vs 3.4 mo	Fatigue (43%), dry mouth (39%), nausea (35%), anemia (32%), decreased appetite(21%)	Approved
^{177}LU-PNT2002	SPLASH	Prior ARPI. No prior chemo	27	PSA50: 42%	Dry mouth (25.9%), nausea (18.5%), fatigue (18.5%), hematuria and anemia (11.1%)	Phase 3 Fast-track designation
Anti-PSMA bispecifics						
AMG160 Anti-PSMAxCD3	Phase 1	mCRPC post-ARPI9s) and taxane(s)	35	PSA50: 34.3% ORR: 13.3%	CRS (84%)	Discontinued Replaced by AMG340
JNJ-63898081 Anti-PSMAxCD3	Phase 1	CRPC, 1+ prior therapies	39	PSA50: 2/39 (5.1%)	Pyrexia (69.2%), CRS (66.7%), chills (46.2%), fatigue (41.0%)	Discontinued
HPN-424 Anti-PSMA xCD3xalbumin	Phase 1/2a	mCRPC >2 prior systemic therapies	80	PSA50: 3/80 (3.8%) Treatment >24 weeks: 24%	CRS (63%) Grade 3+ AEs: AST increase (18%), ALT incr. (11%), anemia (11%)	Discontinued
REGN5678 + cemiplimab Anti-PSMAxCD28	Phase 1/2	CRPC, two prior lines including an ARPI	35	ORR: 3/8 evaluable PSA50: 4/35 (11.4%)	CRS 6/35 (17.1%) irAEs $\geq$grade 3: 4/35 (11.4%)	Continuing dose escalation

20

©LAVA Therapeutics 2023

LAVA-1207 – Phase1/2a Study Design 21 • Dose escalation in patients with mCRPC (EudraCT 2021-001789-39; NCT05369000) • Primary objectives: investigate safety and tolerability of LAVA-1207 • Secondary objectives: evaluate PK, PD, immunogenicity and preliminary signs of antitumor activity • LAVA-1207 administered via IV infusion every 2 weeks • Investigating combination with low dose IL-2 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Patient Baseline Characteristics 22 N=20 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Data cut-off date: 8 Dec 2022 Patient Baseline Characteristics Age, median (range) 68 (51-76) Years since diagnosis, median (range) 9 (3-21) Prior systemic therapies, median (range) 4 (3-10) Location of metastases Bone 19 Lymph node 14 Lung 2 Liver 5 Other visceral 2 Type of progression PSA 17 Bone 12 Nodal 12 Visceral 10

LAVA-1207 – Time on Treatment ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 23 • Patients were treated with LAVA-1207 with treatment duration ranging from 4 to 38 weeks • Subsequent to ASCO GU 2023 presentation, LAVA has completed recruitment for dose levels 6 (± IL-2) and 7 monotherapy • Data cut-off date: 8 Dec 2022 23 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 N307 N306 N105 - N305 N304 N303 - N104 N206 N302 - U105 U104 N205 N301 N202 - U103 U102 U101 N101 N102 N201 Time since first study treatment (weeks) DL 1 1.5 μg DL 2 4.5 μg DL 3 13.5 μg DL 4 40 μg DL 5 120 μg Pt refused further treatment with IMP PD PD 12 cycles completed PD PD PD PD PD PD PD PD Clinical progression in absence of formal disease progression EoT Ongoing PD PD

0 20 40 60 Fatigue Fever Nausea Anemia Constipation Back pain Pain AST increase Alkaline phosphatase increase Vomiting Anorexia Fall Tumor pain Hematuria Tingling Infusion related reaction Diarrhea Dry mouth Dyspepsia Dyspnea Edema Cytokine release syndrome Chills Flu-like symptoms Hot flashes Hypertension Hypocalcemia Lymphocyte count decreased LDH increase Lung embolism Urinary tract obstruction Urinary tract infection Frequency (%) Grade 1 Grade 2 Grade 3 N=20 60 40 20 All TEAE >5%, by grade TEAE suspected to be related >5%, by grade LAVA-1207 – Initial Phase 1 Data - Safety 24 • Favorable safety profile to date, with no occurrence of high-grade (>2) cytokine release syndrome or dose-limiting toxicities • Most observed AEs not suspected to be related and no DLT • Treatment emergent AEs (TEAEs) that were suspected to be related were grade 1 or 2 • No increase in severity or frequency of TEAEs with increasing doses and no patient discontinued treatment due to AE • One grade 4 AE occurred (spinal cord compression, DL 5), which was non-related • Data cut-off date: 8 Dec 2022 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Pharmacokinetics • Pharmacokinetics of LAVA-1207 appears linear • Data cut-off date: 8 Dec 2022 25 0 24 48 72 96 120 144 168 1,000 10,000 Dose level 4 Time since infusion start (h) LAVA-1207 (ng/L) 5000 N303 N304 N305 0 24 48 72 96 120 144 168 1,000 10,000 Dose level 5 Time since infusion start (h) LAVA-1207 (ng/L) 30,000 N105 N306 N307 0 500,000 1,000,000 1,500,000 2,000,000 120 Dose vs. AUC for Cycle 1 Dose (μg) AUC(0-∞ ) (h*pg/mL) Subject ID N202 N301 N104 N206 N302 N303 N304 N305 N105 N306 N307 4.5 13.5 40 DL 2 DL 3 DL 4 DL 5 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Pharmacodynamics • Pharmacodynamics reflect changes expected as per MoA − Pronounced drop in V9V2-T cell frequency 2 hr after dosing, suggesting V9V2-T cell re-distribution, with subsequent recovery − V9V2-T cell activation markers (CD25 and CD69) upregulated following dosing − Receptor occupancy detectable up to day 14 after EoI, with peak levels ranging from 6.1% to 12.6% • Data cut-off date: 8 Dec 2022 26 0 2 4 6 8 10 0 50 100 150 25 50 Vγ9Vδ2 T cells - % of CD45 Change compared to predose Time since first study treatment (days) Relative change (%) 0 2 4 6 8 10 0 10 20 25 50 Vγ9Vδ2 T cells - % LAVA-1207 receptor occupancy Treatment day %RO 0 2 4 6 8 10 0 10 20 30 40 25 50 Vγ9Vδ2 T cells - % CD25+ Time since first study treatment (days) %CD25+ 0 2 4 6 8 10 0 20 40 60 80 100 25 50 Vγ9Vδ2 T cells - % CD69+ Time since first study treatment (days) %CD69+ N304 N305 N303 dosing ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Dose level 4 – 40 µg

LAVA-1207 27 Preliminary signs of anti-tumor activity were observed, with iRECIST stable disease (iSD) in 8 out of 14 evaluable patients at week 8 and PSA levels stabilizing or decreasing in heavily pre-treated patients 27 Patient N304 – 40 g • Largest overall decrease in PSA was 61% (46% vs baseline) • Per treating physician, the patient improved clinically with improvement in pain and fatigue • Data cut-off date: 8 Dec 2022 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 -50 0 50 100 PSA change from C1D1 (%) 220 198 191 147 133 129 120 0 2 4 6 8 10 12 14 0 200 400 600 800 Time since first study treatment (weeks) PSA (μg/L) ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Best PSA response PSA levels – Pt N304 Cohort 4

Addition of IL-2 supports Gammabody® induced Vγ9Vδ2 T cell proliferation

TCR triggering: upregulation of high-affinity IL-2R

↓

IL-2 binds to IL-2R complex and promotes proliferation



high affinity IL-2R
CD25
IL-2
CD122
CD132
JAK1
JAK3
P
P
PI3K/AKT pathway
JAK/STAT pathway
RAS/MAP pathway
anti-apoptotic
proliferation and survival

IL-2 supports Gammabody® induced expansion of Vγ9Vδ2 T cells

Vγ9Vδ2 T cells



6,04
28,5
Vdelta2
Gammabody
Gammabody +IL-2
Vgamma9

14-day co-culture of tumor cells and PBMC in the presence of Gammabody® ± IL-2. E:T = 10:1

IL-2 immunomodulation has the potential to boost Vγ9Vδ2 T cell counts and could further enhance clinical responses

28

©LAVA Therapeutics 2023

Summary of Initial Phase 1 Data • LAVA-1207 reached a dose of 120 g (starting dose 1.5 g) without the occurrence of high-grade (>2) CRS or DLTs in therapy refractory mCRPC patients – Frequency and severity of AEs do not appear to be dose-dependent – Most observed AEs were not suspected to be related • Preliminary signs of clinical activity observed with disease stabilization and PSA reduction during dose escalation • Pharmacodynamics reflect changes as expected per MoA • Dose escalation continues in both Europe and the United States • IL-2 immunomodulation will be explored in additional parallel cohorts • Expect to release data within 12 months 29 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-051 Targets CD1d to Activate V 9V2 T Cells and iNKT Cells for the Potential Treatment of CLL, MM & AML

LAVA-051: First-in-Class Gammabody® Targeting CD1d

Format

- Humanized bispecific single domain antibody (bsVHH) of 27kDa
  - Short plasma half-life, prolonged functional half-life through high affinity TCR binding

Mechanism of Action

- Engages Vγ9Vδ2 T cells to mediate potent killing of CD1d-expressing tumor cells
  - CD1d is expressed on tumor cells in CLL, MM and AML
  - Activates iNKT cells to mediate the killing of CD1d-expressing tumor cells as a secondary mechanism of action
  - Preclinical data support mechanism of action, anti-cancer activity, effector cell expansion and tumor selectivity tumor cell
iNKT cell
γδ-T cell
tumor cell
CD1d
TCR
TCR
iNKT cell
Vγ9Vδ2-T cell
tumor cell
cytolytic molecules
cytolytic molecules
bispecific VHH
iNKT cell
Vγ9Vδ2-T cell

Lameris R, et al Nature Cancer 2020
Lameris R, et al Cell Rep Med 2023
Data on file: LAVA Therapeutics N.V
©LAVA Therapeutics 2023

31

02 4 6 8 0.0 0.2 0.4 0.6 0.8 1.0 20 40 60 80 100 120 V9V2 T cell frequency Cohort 2 pt 02-001 Treatment days % of CD3+ 0 2 4 6 8 12 0 20 40 60V9V2 T cell activation Cohort 2 pt 02-001 Treatment days % CD25+ 0 2 4 6 8 0 5 10 15 20 25 V9V2 T cell RO Treatment days %RO 3 μg 15 μg 45 μg (1 pt) 32 LAVA-051 – Phase 1 Data Confirms MoA in Patients with MM and CLL • Pharmacodynamic parameters reflect changes expected for the LAVA-051 mechanism of action – V9V2 T cell activation markers (CD25 and CD69) upregulated following dosing – Maximum V9V2 T cell receptor occupancy (RO) increased with escalating dose – iNKT cell activation was assessable, and observed, in one patient • Data cut-off date: 11 Nov 2022 ASCO 2022 abstract 2577; ASH 2022 abstract #2014 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 • Favorable safety profile in doses up to 200μg − No CRS and no ICANS (ASTCT) and no clinically relevant increase in the CRS-related cytokine IL-6

LAVA-051 – Potential Signs of Activity CLL • Patient with R/R CLL (15 g) • Temporary enlargement and tenderness of several involved lymph nodes accompanied by grade 2 fever during Cycle 1 ‒ Resembled a tumor-flare reaction, as reported in CLL with lenalidomide • Patient assessed as having stable disease • Percent of clonal B cells in peripheral blood decreased • Numbers of CD1d expressing monocytes remained similar MM • High-risk MM patient (45 g) • 4 prior lines of therapy within 6 years from diagnosis • Refractory to last 3 lines of treatment • 23% reduction in M-protein Both patients ceased treatment due to COVID-19 EHA 2002 abstract #1463 R/R = Relapsed/Refractory Permission for photo obtained Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 0 25 50 75 100 125 0.01 0.1 1 Treatment days Cell count (x10 9 /L) Lymphocytes Clonal B cells Monocytes 33

LAVA-051 – Preliminary Conclusions • Phase 1 trial supports MoA and safety of the Gammabody® platform − Binding and activation of V9V2 T cells and associated effects on tumors • Trial for relapsed or refractory CLL and MM to be discontinued − Trial ended due to challenging enrollment; highly competitive space − No safety concerns contributing to decision to discontinue the study − No longer recruiting − Will be terminated when all patients have completed treatment − Complete Phase 1 clinical trial data to be presented when final patients end treatment ©LAVA Therapeutics 2023 34

SGN-EGFRd2 (LAVA-1223) – Licensed to Seagen Gammabody® for the treatment of EGFR-expressing solid tumors

SGN-EGFRd2 (LAVA-1223) – EGFR-Targeting Gammabody®

Format

- Gammabody® containing a silenced Fc domain

Mechanism of Action

- Induces preferential lysis of EGFR-expressing tumor cells while relatively sparing EGFR-expressing normal cells

Status

- IND cleared
- Phase 1 Study in Advanced Solid Tumors expected to begin 2023
- Exclusive worldwide license agreement with Seagen Inc.
- Seagen to develop and commercialize SGN-EGFRd2 (LAVA-1223); potential for milestones of up to approximately $650 million and royalties



Patient derived tumor tissue
Lysed cells
(Target control set to 0%)
100
80
60
40
20
0
Tumor
+ Vγ9Vδ2-T cells
+ Vγ9Vδ2-T cells + bsVHH
Primary CRC
CRC peritoneum
CRC liver
H&N cancer
Lung cancer



Patient derived non-tumor tissue
Lysed cells
(Target control set to 0%)
100
80
60
40
20
0
Tissue
+ Vγ9Vδ2-T cells
+ Vγ9Vδ2-T cells + bsVHH
Colon tissue
Peritoneum tissue
Liver tissue

King L, et al. Cancer Immunol Res 2023, in press
Data on file: LAVA Therapeutics N.V
©LAVA Therapeutics 2023 – Licensed to Seagen

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Janssen Collaboration Lead Candidate in Development Toward Clinic

Janssen Collaboration 38 • Lead candidate, aimed at an undisclosed tumor-associated antigen, has been chosen for further development toward clinical studies − In May 2020, LAVA entered into a research collaboration and license agreement with Janssen for the discovery and development of a novel bispecific gamma-delta T cell engager for the treatment of cancer • Janssen is responsible for the future clinical development, manufacture, and commercialization of the candidate at Janssen’s sole cost and expense • Product candidate onboarded June 2023 • LAVA is eligible to receive development, regulatory and commercialization milestone payments and royalties Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 – Licensed to Janssen

CD123 Targeting Gammabody® for the Treatment of Hematologic Malignancies LAVA-1266

• In Development for Treating Hematological Malignancies • Mechanism of Action − Induces preferential lysis of CD123-expressing tumor cells while relatively sparing CD123-expressing normal cells • CD123 is overexpressed in a wide range of hematological malignancies LAVA-1266: CD123-Targeting Gammabody® Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 20230.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration [pM] Specific cell death (%) EC50 ~ 8 pM Potent lysis of primary AML cells 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration (pM) Specific cell death (%) CD123+ tumor cell line CD123+ healthy cells (donor 1) CD123+ healthy cells (donor 2) Preferential lysis of tumor cells 40 • Status − IND/CTA enabling activities ongoing, expected to be ready 1H 2024

Anticipated Milestones & Recent Updates

Gammabody® Pipeline: Potential in Hematological and Solid Tumor Indications

Candidate	Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Anticipated Milestones & Recent Updates
LAVA-1207	PSMA	mCRPC					• Most recent data released: ASCO GU 1Q 2023 • Next data release expected within 12 months
LAVA-051	CD1d	MM CLL AML					• Enrollment has been discontinued • Complete Phase 1 clinical trial data to be presented when final patients end treatment
SGN-EGFRd2 (LAVA-1223)	EGFR	Solid Tumors					• Licensed to Seagen 3Q 2022 • IND cleared • Phase 1 Study in Advanced Solid Tumors expected to begin 2023
Janssen Collaboration		undisclosed					• Lead candidate selected by Janssen 2Q 2023
LAVA-1266	CD123	Hematologic Malignancies					• IND/CTA enabling activities ongoing, expected to be ready 1H 2024
LAVA-1278	CD40	Hematologic Malignancies					

Hematologic malignancy | Discontinued | Solid Tumor | Undisclosed

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

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©LAVA Therapeutics 2023

Gamma-delta T cell engagers for the development of next-generation cancer therapeutics Corporate Presentation August 2023